SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

SDCL EDGE Acquisition Corporation
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

G79471101
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G79471101	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON The Quarry LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 987,749
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 987,749
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 987,749
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%
12	TYPE OF REPORTING PERSON IA,PN

13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Peter Bremberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 987,749
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 987,749
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 987,749
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%
12	TYPE OF REPORTING PERSON IN,HC

13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer.

SDCL EDGE Acquisition Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices.

60 East 42nd Street Suite 1100 New York, NY 10165

Item 2(a).	Name of Person Filing.

This statement is filed by: (i) The Quarry LP (the "Investment Manager"), a Delaware limited partnership and the investment adviser to TQ Master Fund LP (the "Quarry Fund"), with respect to the Class A Ordinary Shares (as defined in Item 2(d) below) directly held by the Quarry Fund; and (ii) and Peter Bremberg, the managing member of The Quarry LLC, the general partner of the Investment Manager, with respect to the Class A Ordinary Shares directly held by the Quarry Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Class Ordinary Shares reported herein.

Item 2(b).	Address of Principal Business Office.

The Quarry LP 331 Park Avenue South 3rd Floor New York, NY 10010

Peter Bremberg c/o The Quarry LP 331 Park Avenue South 3rd Floor New York, NY 10010

Item 2(c).	Place of Organization.

For citizenship of the Reporting Persons, see Item 4 of the cover sheet for each Reporting Person.

13G	Page 5 of 7 Pages

Item 2(d).	Title of Class of Securities.

Class A ordinary shares, par value $0.0001 per share (the "Class A Ordinary Shares")

Item 2(e).	CUSIP Number.

G79471101

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _______________________

Item 4.	Ownership.

See Items 5-9 and 11 of the cover page for each Reporting Person.

13G	Page 6 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

See Item 2. The Quarry Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G79471101	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 16, 2024
The Quarry LP
By: The Quarry LLC, its general partner

	By:	/s/ Tanvir Kirpalani
Name: Tanvir Kirpalani
Title: Chief Compliance Officer

/s/ Peter Bremberg
Peter Bremberg